                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. __)*

                              INTIMATE BRANDS, INC.
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                         (Title of Class of Securities)

                                    461156101
                                 (CUSIP Number)

                                  EDWIN R. BUSS
                              TREASURER, SECURITIES
                        I.G. INVESTMENT MANAGEMENT, LTD.
                                ONE CANADA CENTRE
                               447 PORTAGE AVENUE
                            WINNIPEG, MANITOBA CANADA
                                     R3C 3B6
                            TELEPHONE: (204)956-8240
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                OCTOBER 29, 1997
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 461156101

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
       Pooled Equity Fund
       Reporting Person has no I.R.S. Identification Number

2.  Check the Appropriate Box if a member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)
    00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders for investment in Units of the Fund.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or Place of Organization
    Manitoba, Canada

Number of Shares        7.          Sole Voting Power 0
Beneficially Owned      8.          Shared Voting Power 44,000
by Each Reporting       9.          Sole Dispositive Power 0
Person With             10.         Shared Dispositive Power 44,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    44,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11):
    0.1%

14. Type of Reporting Person (See Instructions)
    00 (Open-end mutual fund trust governed by the laws of the Province of Manitoba, Canada)

                                       2A

CUSIP NO. 461156101

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
       Investors Mutual of Canada
       Reporting Person has no I.R.S. Identification Number

2.  Check the Appropriate Box if a member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)
    00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders for investment in Units of the Fund.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or Place of Organization
    Manitoba, Canada

Number of Shares        7.          Sole Voting Power 0
Beneficially Owned      8.          Shared Voting Power 222,600
by Each Reporting       9.          Sole Dispositive Power 0
Person With             10.         Shared Dispositive Power 222,600

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    222,600

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11):
    0.5%

14. Type of Reporting Person (See Instructions)
    00 (Open-end mutual fund trust governed by the laws of the Province of Manitoba, Canada)

                                       2B

CUSIP NO. 461156101

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
       Investors Retirement Mutual Fund
       Reporting Person has no I.R.S. Identification Number

2.  Check the Appropriate Box if a member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)
    00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders for investment in Units of the Fund.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or Place of Organization
    Manitoba, Canada

Number of Shares        7.          Sole Voting Power 0
Beneficially Owned      8.          Shared Voting Power 768,000
by Each Reporting       9.          Sole Dispositive Power 0
Person With             10.         Shared Dispositive Power 768,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    768,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11):
    1.8%

14. Type of Reporting Person (See Instructions)
    00 (Open-end mutual fund trust governed by the laws of the Province of Manitoba, Canada)

                                       2C

CUSIP NO. 461156101

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
       Investors Canadian Small Cap Fund
       Reporting Person has no I.R.S. Identification Number

2.  Check the Appropriate Box if a member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)
    00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders for investment in Units of the Fund.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or Place of Organization
    Manitoba, Canada

Number of Shares        7.          Sole Voting Power 0
Beneficially Owned      8.          Shared Voting Power 71,800
by Each Reporting       9.          Sole Dispositive Power 0
Person With             10.         Shared Dispositive Power 71,800

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    71,800

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11):
    0.2%

14. Type of Reporting Person (See Instructions)
    00 (Open-end mutual fund trust governed by the laws of the Province of Manitoba, Canada)

                                       2D

CUSIP NO. 461156101

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
       Investors North American Growth Fund
       Reporting Person has no I.R.S. Identification Number

2.  Check the Appropriate Box if a member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)
    00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders for investment in Units of the Fund.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or Place of Organization
    Manitoba, Canada

Number of Shares        7.          Sole Voting Power 0
Beneficially Owned      8.          Shared Voting Power 769,400
by Each Reporting       9.          Sole Dispositive Power 0
Person With             10.         Shared Dispositive Power 769,400

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    769,400

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11):
    1.8%

14. Type of Reporting Person (See Instructions)
    00 (Open-end mutual fund trust governed by the laws of the Province of Manitoba, Canada)

                                       2E

CUSIP NO. 461156101

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
       Investors Special Fund
       Reporting Person has no I.R.S. Identification Number

2.  Check the Appropriate Box if a member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)
    00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders for investment in Units of the Fund.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or Place of Organization
    Manitoba, Canada

Number of Shares        7.          Sole Voting Power 0
Beneficially Owned      8.          Shared Voting Power 273,200
by Each Reporting       9.          Sole Dispositive Power 0
Person With             10.         Shared Dispositive Power 273,200

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    273,200

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11):
    0.6%

14. Type of Reporting Person (See Instructions)
    00 (Open-end mutual fund trust governed by the laws of the Province of Manitoba, Canada)

                                       2F

CUSIP NO. 461156101

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
       I.G. Investment Management, Ltd.
       Reporting Person has no I.R.S. Identification Number

2.  Check the Appropriate Box if a member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)
    00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders of Pooled Equity Fund, Investors Mutual of Canada, Investors Retirement Mutual Fund, Investors Canadian Small Cap Fund, Investors North American Growth Fund and Investors Special Fund for investment in Units of each of Pooled Equity Fund, Investors Mutual of Canada, Investors Retirement Mutual Fund, Investors Canadian Small Cap Fund, Investors North American Growth Fund and Investors Special Fund, respectively.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or Place of Organization
    Canada

Number of Shares        7.          Sole Voting Power 0
Beneficially Owned      8.          Shared Voting Power 2,149,000
by Each Reporting       9.          Sole Dispositive Power 0
Person With             10.         Shared Dispositive Power 2,149,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    2,149,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11):
    5.1%

14. Type of Reporting Person (See Instructions)
    CO (Corporation governed by the Canada Business Corporations Act), IA (Canadian)

                                       2G

CUSIP NO. 461156101

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
       Investors Group Trust Co. Ltd.
       Reporting Person has no I.R.S. Identification Number.

2.  Check the Appropriate Box if a member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)
    00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders of Pooled Equity Fund, Investors Mutual of Canada, Investors Retirement Mutual Fund, Investors Canadian Small Cap Fund, Investors North American Growth Fund and Investors Special Fund for investment in Units of each of Pooled Equity Fund, Investors Mutual of Canada, Investors Retirement Mutual Fund, Investors Canadian Small Cap Fund, Investors North American Growth Fund and Investors Special Fund, respectively.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or Place of Organization
    Manitoba, Canada

Number of Shares        7.          Sole Voting Power 0
Beneficially Owned      8.          Shared Voting Power 2,149,000
by Each Reporting       9.          Sole Dispositive Power 0
Person With             10.         Shared Dispositive Power 2,149,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    2,149,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11):
    5.1%

14. Type of Reporting Person (See Instructions)
    CO (Corporation governed by the Manitoba Corporations Act)

                                       2H

CUSIP NO. 461156101

1.  Name of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
Investors Group Inc.
Reporting Person has no I.R.S. Identification Number.

2.  Check the Appropriate Box if a member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)
    00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders of Pooled Equity Fund, Investors Mutual of Canada, Investors Retirement Mutual Fund, Investors Canadian Small Cap Fund, Investors North American Growth Fund and Investors Special Fund for investment in Units of each of Pooled Equity Fund, Investors Mutual of Canada, Investors Retirement Mutual Fund, Investors Canadian Small Cap Fund, Investors North American Growth Fund and Investors Special Fund, respectively.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or Place of Organization
    Canada

Number of Shares        7.          Sole Voting Power 0
Beneficially Owned      8.          Shared Voting Power 2,149,000
by Each Reporting       9.          Sole Dispositive Power 0
Person With             10.         Shared Dispositive Power 2,149,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    2,149,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11):
    5.1%

14. Type of Reporting Person (See Instructions)
    CO (Corporation governed by the Canada Business Corporations Act), HC

                                       2I

CUSIP NO. 461156101

1.  Name of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
       Investors Group Trustco Inc.
       Reporting Person has no I.R.S. Identification Number.

2.  Check the Appropriate Box if a member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)
    00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders of Pooled Equity Fund, Investors Mutual of Canada, Investors Retirement Mutual Fund, Investors Canadian Small Cap Fund, Investors North American Growth Fund and Investors Special Fund for investment in Units of each of Pooled Equity Fund, Investors Mutual of Canada, Investors Retirement Mutual Fund, Investors Canadian Small Cap Fund, Investors North American Growth Fund and Investors Special Fund, respectively.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or Place of Organization
    Canada

Number of Shares        7.          Sole Voting Power 0
Beneficially Owned      8.          Shared Voting Power 2,149,000
by Each Reporting       9.          Sole Dispositive Power 0
Person With             10.         Shared Dispositive Power 2,149,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    2,149,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11):
    5.1%

14. Type of Reporting Person (See Instructions)
    CO (Corporation governed by the Canada Business Corporations Act), HC

                                       2J

ITEM 1.     SECURITY AND ISSUER.

            The class of equity securities to which this statement on Schedule 13D relates is the Class A Common Stock, $.01 par value (the "Common Stock" or the "Securities"), of Intimate Brands, Inc., a Delaware corporation (the "Issuer").

ITEM 2.     IDENTITY AND BACKGROUND.

            This joint statement is filed by and on behalf of the following Reporting Persons signing this Schedule 13D and are hereafter referred to as the "Reporting Persons": Investors Group Inc. ("IGI"), Investors Group Trustco Inc. ("Trustco"), Investors Group Trust Co. Ltd. (the "Trustee"), I.G. Investment Management, Ltd. (the "Management Company"), and Pooled Equity Fund, Investors Mutual of Canada, Investors Retirement Mutual Fund, Investors Canadian Small Cap Fund, Investors North American Growth Fund and Investors Special Fund (collectively, the "Funds").

            All of the Reporting Persons have their principal places of business at:

                                    One Canada Centre
                                    447 Portage Avenue
                                    Winnipeg, Manitoba
                                    R3C 3B6

            IGI is a corporation formed under the Canada Business Corporations Act. It is a diversified-financial services holding company.

            Trustco is a corporation formed under the Canada Business Corporations Act. It is a holding company.

            The Management Company is a corporation formed under the Canada Business Corporations Act. It provides management services to the Funds.

            The Trustee is a corporation formed under the Manitoba Corporations Act. It is the trustee for the Unitholders of the Funds and serves as the trustee for other open-end mutual fund trusts organized and affiliated with IGI.

            The Funds are open-end mutual fund trusts of which the Unitholders are beneficiaries established in accordance with a Declaration of Trust under the laws of Manitoba, Canada.

            IGI owns 100% of the issued and outstanding Class A Common Shares of Trustco. Trustco owns 100% of the issued and outstanding Class A Common Shares of the Management Company. Trustco also owns, directly or indirectly, 100% of the issued and outstanding Common Shares of the Trustee. Trustco, the Management Company, the Trustee, and the Funds are all ultimately controlled by IGI through its ownership of 100% of the issued and outstanding Class A Common Shares of Trustco.

            Power Financial Corporation owns 67.4% of the common stock of Investors Group Inc. Power Corporation of Canada, of which Mr. Paul Desmarais controls 67.7% of the voting power, owns 67.5% of the common stock of Power Financial Corporation.

            Schedule 1 annexed hereto sets forth the name, principal occupation or employment and address of each of the executive officers and directors of IGI, Trustco, the Management Company, and the Trustee and is incorporated herein by reference. All such executive officers and directors are Canadian citizens except as indicated on Schedule 1. During the last five years, none of the Reporting Persons, nor to the best knowledge of any of them, any of the executive officers and directors listed on Schedule 1 hereto, has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal (U.S.A.) or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The Reporting Persons used an aggregate of approximately $39,360,288.12 to purchase the Issuer's Common Stock reported as beneficially owned in Item 5 below. The Issuer's Common Stock was purchased with funds of Unitholders of each Fund from time to time committed to the Trustee for investment in Units of the Fund.

ITEM 4.     PURPOSE OF TRANSACTION.

            The purpose of the acquisition of the subject 2,149,000 shares of the Issuer's Common Stock was and is for investment only with no view to acquire or otherwise exercise control of or over the Issuer. The Funds may from time to time purchase additional shares of the Issuer's Common Stock and/or may from time to time sell any or all shares of Common Stock owned. None of the Reporting Persons has any commitment or other obligation to purchase or sell any shares of Common Stock of the Issuer, and the Management Company will do so on behalf of the Funds based upon the investment policies established by the Trustee for each Fund and the general and specific market conditions and the perceived prospects for the Issuer and the Issuer's Common Stock. In addition, the investment policy of each Fund limits its holdings in the stock of any issuer to 10% of the Fund's assets and to not more than 10% of any issuer's issued and outstanding common stock.

            Other than as described above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) The aggregate number and percentage of Securities to which this
Schedule 13D relates is 2,149,000 shares of Common Stock, representing 5.1% of the 42,542,092 shares of the Issuer's Common Stock outstanding, as reported as being outstanding in the Issuer's Form 10-Q for the quarter ended May 3, 1997. The Reporting Persons beneficially own those Securities as follows:

                                                           Shares of                        % of
                                                             Common                       Class of
              Name                                           Stock                      Common Stock
              ----                                           -----                      ------------
Investors Group Inc.                                       2,149,000                        5.1%
Investors Group Trustco Inc.                               2,149,000                        5.1%
Investors Group Trust Co. Ltd.                             2,149,000                        5.1%
I.G. Investment Management, Ltd.                           2,149,000                        5.1%
Pooled Equity Fund                                           44,000                         0.1%
Investors Mutual of Canada                                  222,600                         0.5%
Investors Retirement Mutual Fund                            768,000                         1.8%
Investors Canadian Small Cap Fund                            71,800                         0.2%
Investors North American Growth Fund                        769,400                         1.8%
Investors Special Fund                                      273,200                         0.6%

            (b) Under Sections 5.1 and 7.1 of the Declaration of Trust, the Trustee may be deemed to direct the disposition and voting of the shares of Issuer's Common Stock held by the Funds. However, IGI, Trustco, the Trustee and the Management Company may be deemed to beneficially own the subject 2,149,000 shares of the Issuer's Common Stock by virtue of the common officers and/or directors among IGI, Trustco, the Trustee and the Management Company, as indicated on Schedule I annexed hereto, and thus directly and indirectly share voting power and share dispositive power within the meaning of Rule 13d-3 under
Section 13(d) of the Securities Exchange Act of 1934 with respect to the subject 2,149,000 shares of Issuer's Common Stock.

            (c) The table below sets forth purchases of the Issuer's Common Stock by the Reporting Persons during the last sixty days. All of such purchases were effected by the Management Company on the New York Stock Exchange.

                                                                            Approximate Price
                                                                              Per Share ($)
                                            Amount of Shares                  (exclusive of
                   Date                      Of Common Stock                   commissions)
                Oct. 29/97                       73,800                           $21.59
                Oct. 29/97                       26,200                           $21.59

            (d) Each Fund has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Stock held by it.

            (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Investors Group Trust Co. Ltd. is the Trustee of the Funds. The Funds themselves do not have any officers, although the Trust Declarations creating the Funds provide that officers can be appointed. The Trust Declarations for the Funds provide that the Trustee has the sole discretion to invest the assets of the Fund, vote portfolio securities, and borrow any money to the extent that the Trustee in its discretion deems necessary. The Trust Declarations further authorize the Trustee to retain a manager to carry out the investment function and expressly state that the Management Company is that manager unless and until replaced. Pursuant to an Investment Management and Service Agreement for each Fund, the Management Company provides each Fund with day-to-day administrative services and with investment management services respecting transactions in securities of issuers in which the Fund may invest.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            The following Exhibits A, B, C, D, E, F, G, H, I, J, and K are attached hereto

Exhibit A:              Joint Filing Agreement
Exhibit B:              Power of Attorney to Edwin R. Buss, James Fossen or
                        David M.R. Cheop, as Attorney-in-Fact for Hugh Sanford
                        Riley, President and Chief Executive Officer of
                        Investors Group Inc.
Exhibit C:              Power of Attorney to Edwin R. Buss, James Fossen or
                        David M.R. Cheop, as Attorney-in-Fact for Richard
                        Elliott Archer, President of Investors Group Trustco
                        Inc.
Exhibit D:              Power of Attorney to Edwin R. Buss, James Fossen or
                        David M.R. Cheop, as Attorney-in-Fact for Wayne Stanley
                        Walker, President and Chief Executive Officer of
                        Investors Group Trust Co. Ltd.
Exhibit E:              Power of Attorney to Edwin R. Buss, James Fossen or
                        David M.R. Cheop, as Attorney-in-Fact for Richard
                        Elliott Archer, President of I.G. Investment Management,
                        Ltd.

Exhibit F:              Power of Attorney to Edwin R. Buss, James Fossen or
                        David M.R. Cheop, as Attorney-in-Fact for Wayne Stanley
                        Walker, President and Chief Executive Officer of
                        Investors Group Trust Co. Ltd., as Trustee for Pooled
                        Equity Fund
Exhibit G:              Power of Attorney to Edwin R. Buss, James Fossen or
                        David M.R. Cheop, as Attorney-in-Fact for Wayne Stanley
                        Walker, President and Chief Executive Officer of
                        Investors Group Trust Co. Ltd., as Trustee for Investors
                        Mutual of Canada
Exhibit H:              Power of Attorney to Edwin R. Buss, James Fossen or
                        David M.R. Cheop, as Attorney-in-Fact for Wayne Stanley
                        Walker, President and Chief Executive Officer of
                        Investors Group Trust Co. Ltd., as Trustee for Investors
                        Retirement Mutual Fund
Exhibit I:              Power of Attorney to Edwin R. Buss, James Fossen or
                        David M.R. Cheop, as Attorney-in-Fact for Wayne Stanley
                        Walker, President and Chief Executive Officer of
                        Investors Group Trust Co. Ltd., as Trustee for Investors
                        Canadian Small Cap Fund
Exhibit J:              Power of Attorney to Edwin R. Buss, James Fossen or
                        David M.R. Cheop, as Attorney-in-Fact for Wayne Stanley
                        Walker, President and Chief Executive Officer of
                        Investors Group Trust Co. Ltd., as Trustee for Investors
                        North American Growth Fund
Exhibit K:              Power of Attorney to Edwin R. Buss, James Fossen or
                        David M.R. Cheop, as Attorney-in-Fact for Wayne Stanley
                        Walker, President and Chief Executive Officer of
                        Investors Group Trust Co. Ltd., as Trustee for Investors
                        Special Fund

                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 18, 1998          INVESTORS GROUP INC.



                                 By:    /s/ Edwin R. Buss
                                        ------------------------------
                                        Edwin R. Buss, as
                                        Attorney-in-Fact for
                                        Hugh Sanford Riley,
                                        President and Chief
                                        Executive Officer of
                                        Investors Group Inc.

December 18, 1998          INVESTORS GROUP TRUSTCO INC.



                                 By:    /s/ Edwin R. Buss
                                        ------------------------------
                                        Edwin R. Buss, as
                                        Attorney-in-Fact for
                                        Richard Elliott Archer,
                                        President of
                                        Investors Group Trustco Inc.

December 18, 1998          INVESTORS GROUP TRUST CO. LTD.



                                 By:    /s/ Edwin R. Buss
                                        ------------------------------
                                        Edwin R. Buss, as
                                        Attorney-in-Fact for
                                        Wayne Stanley Walker,
                                        President and Chief Executive Officer
                                        Investors Group Trust Co. Ltd.

December 18, 1998          I.G. INVESTMENT MANAGEMENT, LTD.


                                 By:    /s/ Edwin R. Buss
                                        Edwin R. Buss, as
                                        Attorney-in-Fact for
                                        Richard Elliott Archer,
                                        President of
                                        I.G. Investment Management, Ltd.

December 18, 1998          POOLED EQUITY FUND

                                 By:    /s/ Edwin R. Buss
                                        ------------------------------
                                        Edwin R. Buss,
                                        as Attorney-in-Fact for
                                        Wayne Stanley Walker,
                                        President and Chief Executive Officer of
                                        Investors Group Trust Co. Ltd.,
                                        as Trustee for
                                        Pooled Equity Fund

December 18, 1998          INVESTORS MUTUAL OF CANADA



                                 By:    /s/ Edwin R. Buss
                                        ------------------------------
                                        Edwin R. Buss,
                                        as Attorney-in-Fact for
                                        Wayne Stanley Walker,
                                        President and Chief Executive Officer of
                                        Investors Group Trust Co. Ltd.,
                                        as Trustee for
                                        Investors Mutual of Canada

December 18, 1998          INVESTORS RETIREMENT MUTUAL FUND



                                 By:    /s/ Edwin R. Buss
                                        ------------------------------
                                        Edwin R. Buss,
                                        as Attorney-in-Fact for
                                        Wayne Stanley Walker,
                                        President and Chief Executive Officer of
                                        Investors Group Trust Co. Ltd.,
                                        as Trustee for
                                        Investors Retirement Mutual Fund

December 18, 1998          INVESTORS CANADIAN SMALL CAP FUND



                                 By:    /s/ Edwin R. Buss
                                        ------------------------------
                                        Edwin R. Buss,
                                        as Attorney-in-Fact for
                                        Wayne Stanley Walker,
                                        President and Chief Executive Officer of
                                        Investors Group Trust Co. Ltd.,
                                        as Trustee for
                                        Investors Canadian Small Cap Fund

December 18, 1998          INVESTORS NORTH AMERICAN GROWTH FUND


                                 By:    /s/ Edwin R. Buss
                                        ------------------------------
                                        Edwin R. Buss,
                                        as Attorney-in-Fact for
                                        Wayne Stanley Walker,
                                        President and Chief Executive Officer of
                                        Investors Group Trust Co. Ltd.,
                                        as Trustee for
                                        Investors North American Growth Fund

December 18, 1998          INVESTORS SPECIAL FUND

                                 By:    /s/ Edwin R. Buss
                                        ------------------------------
                                        Edwin R. Buss,
                                        as Attorney-in-Fact for
                                        Wayne Stanley Walker,
                                        President and Chief Executive Officer of
                                        Investors Group Trust Co. Ltd.,
                                        as Trustee for
                                        Investors Special Fund

Schedule 1

The following sets forth certain information about directors and executive officers of Investors Group Inc., Investors Group Trustco Inc., Investors Group Trust Co. Ltd. and I.G. Investment Management, Ltd.

---------------------------------------------------------------------------------------------------------------------
Name and Residence or Employment       Present Principal Occupation or               Office and Directorship(s) Held
Address and Citizenship,               Employment; Name, Principal Business,         in Reporting Persons
if not a Canadian Citizen              and Address in Which Such Employment
                                       is Conducted (if Different from
                                       Business Address of Employer)
---------------------------------------------------------------------------------------------------------------------
James W. Burns, O.C.                   Deputy Chairman                               Director
751 Victoria Square                    Power Corporation of Canada                   Investors Group Inc.
Montreal, Quebec
H2Y 2J3 (business)
---------------------------------------------------------------------------------------------------------------------
Andre Desmarais                        President & Co-Chief Executive Officer        Director
751 Victoria Square                    Power Corporation of Canada                   Investors Group Inc.
Montreal, Quebec
H2Y 2J3 (business)
---------------------------------------------------------------------------------------------------------------------
Paul Desmarais, Jr.                    Chairman & Co-Chief Executive Officer         Director
751 Victoria Square                    Power Corporation of Canada                   Investors Group Inc.
Montreal, Quebec
H2Y 2J3 (business)
---------------------------------------------------------------------------------------------------------------------
Paul G. Desmarais, P.C., C.C.          Chairman of the Executive Committee           Director
751 Victoria Square                    Power Corporation of Canada                   Investors Group Inc.
Montreal, Quebec
H2Y 2J3 (business)
---------------------------------------------------------------------------------------------------------------------
J. David A. Jackson                    Chairman                                      Director
22nd Floor, P.O. Box 25                Blake, Cassels & Graydon                      Investors Group Inc.
Commerce Court West
Toronto, Ontario
M5L 1A9 (business)
---------------------------------------------------------------------------------------------------------------------
Wanda M. Dorosz                        President, Chief Executive Officer &          Director
150 King Street West                   Managing Partner                              Investors Group Inc.
Suite 1505, SunLife Tower              Quorum Group of Companies
P.O. Box 5
Toronto, Ontario
M5H 1J9 (business)
---------------------------------------------------------------------------------------------------------------------
Robert G. Graham                       Company Director                              Director
77 Avenue Road                                                                       Investors Group Inc.
Toronto, Ontario
M5R 3R8 (business)
---------------------------------------------------------------------------------------------------------------------
Robert Gratton                         President & Chief Executive Officer           Director
751 Victoria Square                    Power Financial Corporation                   Investors Group Inc.
Montreal, Quebec
H2Y 2J3 (business)
---------------------------------------------------------------------------------------------------------------------
Rt. Hon. Donald F. Mazankowski, P.C.   Company Director                              Director
P.O. Box 1350                                                                        Investors Group Inc.
5238 - 45 B. Avenue
Vegreville, Alberta
T9C 1S5 (business)
---------------------------------------------------------------------------------------------------------------------
John S. McCallum                       Professor of Finance                          Director
Drake Centre, Room 462                 Faculty of Management                         Investors Group Inc.
Winnipeg, Manitoba                     University of Manitoba
R3T 2N2 (business)                                                                   Director
                                                                                     Investors Group Trust Co. Ltd.
---------------------------------------------------------------------------------------------------------------------
Roy W. Piper                           Self-employed farmer                          Director
Box 160                                                                              Investors Group Inc.
Elrose, Saskatchewan
S0L 0Z0 (business)
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Susan Sherk                            Senior Consultant                             Director
Bonaventure Place                      AGRA Earth & Environmental                    Investors Group Inc.
95 Bonaventure Avenue
P.O. Box 2035, Station C
St. John's, Newfoundland
A1C 5R6 (business)
---------------------------------------------------------------------------------------------------------------------
Hon. P. Michael Pitfield, P.C., Q.C.   Vice-Chairman                                 Director
751 Victoria Square                    Power Corporation of Canada                   Investors Group Inc.
Montreal, Quebec
H2Y 2J3 (business)
---------------------------------------------------------------------------------------------------------------------
Michel Plessis-Belair, F.C.A.          Vice-Chairman & Chief Financial Officer       Director
751 Victoria Square                    Power Corporation of Canada                   Investors Group Inc.
Montreal, Quebec
H2Y 2J3 (business)
---------------------------------------------------------------------------------------------------------------------
Gerard Veilleux, O.C., D.U.            President                                     Director
751 Victoria Square                    Power Communications Inc.                     Investors Group Inc.
Montreal, Quebec
H2Y 2J3 (business)
---------------------------------------------------------------------------------------------------------------------
Hugh Sanford Riley                     President & Chief Executive Officer and       President & Chief Executive
447 Portage Avenue                     Director                                      Officer and Director
Winnipeg, Manitoba                     Investors Group Inc.                          Investors Group Inc.
Canada
R3C 3B6 (business)                     Director                                      Director
                                       Investors Group Trust Co. Ltd.                Investors Group Trust Co. Ltd.

                                       Chairman of the Board and Director            Chairman of the Board and
                                       I.G. Investment Management, Ltd.              Director
                                                                                     I.G. Investment Management,
                                       Director                                      Ltd.
                                       Investors Group Trustco Inc.
                                                                                     Director
                                                                                     Investors Group Trustco Inc.
---------------------------------------------------------------------------------------------------------------------
Michael A. Miller                      Executive Vice-President, Products and        Executive Vice-President,
447 Portage Avenue                     Distribution                                  Products and Distribution
Winnipeg, Manitoba                     Investors Group Inc.                          Investors Group Inc.
R3C 3B6 (business)
---------------------------------------------------------------------------------------------------------------------
Richard Elliott Archer                 Executive Vice-President, Investments         Executive Vice-President,
447 Portage Avenue                     Investors Group Inc.                          Investments
Winnipeg, Manitoba                                                                   Investors Group Inc.
Canada                                 Director
R3C 3B6 (business)                     Investors Group Trust Co. Ltd.                Director
                                                                                     Investors Group Trust Co. Ltd.
                                       President and Director
                                       I.G. Investment Management, Ltd.              President and Director
                                                                                     I.G. Investment Management,
                                       Director and President                        Ltd.
                                       Investors Group Trustco Inc.
                                                                                     Director and President
                                                                                     Investors Group Trustco Inc.
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
        Dale Alwyn George Parkinson             Executive Vice-President                     Executive Vice-President
        447 Portage Avenue                      Investors Group Inc.                         Investors Group Inc.
        Winnipeg, Manitoba
        Canada                                  Chairman of the Board and Director           Chairman of the Board and
        R3C 3B6 (business)                      Investors Group Trust Co. Ltd.               Director
                                                                                             Investors Group Trust Co. Ltd.

                                                Director                                     Director
                                                I.G. Investment Management, Ltd.             I.G. Investment Management, Ltd.

                                                Director and Chairman                        Director and Chairman
                                                Investors Group Trustco Inc.                 Investors Group Trustco Inc.
---------------------------------------------------------------------------------------------------------------------------------
        W. Gary Wilton                          Executive Vice-President, Client and         Executive Vice-President, Client
        447 Portage Avenue                      Information Services                         and Information Services
        Winnipeg, Manitoba                      Investors Group Inc.                         Investors Group Inc.
        R3C 3B6 (business)
---------------------------------------------------------------------------------------------------------------------------------
        William Terrence Wright, Q.C.           Senior Vice-President, General Counsel &     Senior Vice-President, General
        447 Portage Avenue                      Secretary                                    Counsel &  Secretary
        Winnipeg, Manitoba                      Investors Group Inc.                         Investors Group Inc.
        R3C 3B6 (business)
                                                Vice President and General Counsel           Vice President and General
                                                Investors Group Trust Co. Ltd.               Counsel
                                                                                             Investors Group Trust Co. Ltd.
                                                Director, Senior Vice-President, General
                                                Counsel & Secretary                          Director, Senior Vice-President,
                                                Investors Group Trustco Inc.                 General Counsel & Secretary
                                                                                             Investors Group Trustco Inc.
---------------------------------------------------------------------------------------------------------------------------------
        Gregory D. Tretiak                      Senior Vice-President, Finance               Senior Vice-President, Finance
        447 Portage Avenue                      Investors Group Inc.                         Investors Group Inc.
        Winnipeg, Manitoba
        R3C 3B6 (business)                      Senior Vice-President, Finance               Senior Vice-President, Finance
                                                Investors Group Trustco Inc.                 Investors Group Trustco Inc.
---------------------------------------------------------------------------------------------------------------------------------
        Jean-Guy Gourdeau                       Senior Vice-President, Strategic             Senior Vice-President, Strategic
        447 Portage Avenue                      Initiatives                                  Initiatives
        Winnipeg, Manitoba                      Investors Group Inc.                         Investors Group Inc.
        R3C 3B6 (business)
---------------------------------------------------------------------------------------------------------------------------------
        Sandra A. Metraux                       Senior Vice-President, Marketing             Senior Vice-President, Marketing
        447 Portage Avenue                      Investors Group Inc.                         Investors Group Inc.
        Winnipeg, Manitoba
        R3C 3B6 (business)                      Vice-President, Marketing                    Vice-President, Marketing
                                                Investors Group Trustco Inc.                 Investors Group Trustco Inc.
        Citizen of the United States of
        America
---------------------------------------------------------------------------------------------------------------------------------
        Kevin E. Regan                          Senior Vice-President, Sales                 Senior Vice-President, Sales
        447 Portage Avenue                      Investors Group Inc.                         Investors Group Inc.
        Winnipeg, Manitoba
        R3C 3B6 (business)                      Vice-President, Sales Administration         Vice-President, Sales
                                                Investors Group Trustco Inc.                 Administration
                                                                                             Investors Group Trustco Inc.
---------------------------------------------------------------------------------------------------------------------------------
        Glen A. Torgerson                       Senior Vice-President, Sales                 Senior Vice-President, Sales
        447 Portage Avenue                      Investors Group Inc.                         Investors Group Inc.
        Winnipeg, Manitoba
        R3C 3B6 (business)                      Vice-President, Sales                        Vice-President, Sales
                                                Investors Group Trustco Inc.                 Investors Group Trustco Inc.
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
        Scott A. Penman                         Senior Vice-President, Equities              Senior Vice-President, Equities
        447 Portage Avenue                      Investors Group Inc.                         Investors Group Inc.
        Winnipeg, Manitoba
        R3C 3B6 (business)                      Executive Vice-President and Director        Executive Vice-President and
                                                I.G. Investment Management, Ltd.             Director
                                                                                             I.G. Investment Management, Ltd.
---------------------------------------------------------------------------------------------------------------------------------
        Alan Brownridge                         Senior Vice-President, Bonds                 Senior Vice-President, Bonds
        447 Portage Avenue                      Investors Group Inc.                         Investors Group Inc.
        Winnipeg, Manitoba
        R3C 3B6 (business)                      Senior Vice-President, Bonds                 Senior Vice-President, Bonds
                                                I.G. Investment Management, Ltd.             I.G. Investment Management, Ltd.
---------------------------------------------------------------------------------------------------------------------------------
        Robert G. Darling                       Senior Vice-President, Securities            Senior Vice-President,
        447 Portage Avenue                      Investors Group Inc.                         Securities
        Winnipeg, Manitoba                                                                   Investors Group Inc.
        R3C 3B6 (business)                      Vice-President
                                                Investors Group Trust Co. Ltd.               Vice-President
                                                                                             Investors Group Trust Co. Ltd.
                                                Senior Vice-President, Securities and
                                                Director                                     Senior Vice-President,
                                                I.G. Investment Management, Ltd.             Securities and Director
                                                                                             I.G. Investment Management,
                                                                                             Ltd.
---------------------------------------------------------------------------------------------------------------------------------
        Domenic Grestoni                        Senior Vice-President, Corporate             Senior Vice-President, Corporate
        447 Portage Avenue                      Investments                                  Investments
        Winnipeg, Manitoba                      Investors Group Inc.                         Investors Group Inc.
        R3C 3B6 (business)
                                                Vice-President, Corporate Investments        Vice-President, Corporate
                                                Investors Group Trustco Inc.                 Investments
                                                                                             Investors Group Trustco Inc.
                                                Assistant Secretary
                                                Investors Group Trust Co. Ltd.               Assistant Secretary
                                                                                             Investors Group Trust Co. Ltd.
                                                Senior Vice-President, Corporate
                                                Investments                                  Senior Vice-President, Corporate
                                                I.G. Investment Management, Ltd.             Investments
                                                                                             I.G. Investment Management, Ltd.
---------------------------------------------------------------------------------------------------------------------------------
        Brian C. Weatherby                      Senior Vice-President, Taxation              Senior Vice-President, Taxation
        447 Portage Avenue                      Investors Group Inc.                         Investors Group Inc.
        Winnipeg, Manitoba
        R3C 3B6 (business)                      Vice-President, Taxation                     Vice-President, Taxation
                                                Investors Group Trustco Inc.                 Investors Group Trustco Inc.
---------------------------------------------------------------------------------------------------------------------------------
        Murray Kilfoyle                         Senior Vice-President, Client Services       Senior Vice-President, Client
        447 Portage Avenue                      Investors Group Inc.                         Services
        Winnipeg, Manitoba                                                                   Investors Group Inc.
        R3C 3B6 (business)                      Vice-President, Client Administration
                                                Investors Group Inc.                         Vice-President, Client
                                                                                             Administration
                                                                                             Investors Group Inc.
---------------------------------------------------------------------------------------------------------------------------------
        Charles W. Whelan                       Senior Vice-President, Property              Senior Vice-President, Property
        447 Portage Avenue                      Investors Group Inc.                         Investors Group Inc.
        Winnipeg, Manitoba
        R3C 3B6 (business)                      Senior Vice-President, Property and          Senior Vice-President, Property
                                                Director                                     and Director
                                                I.G. Investment Management, Ltd.             I.G. Investment Management, Ltd.
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
        Ronald D. Saull                         Senior Vice-President and Chief              Senior Vice-President and Chief
        447 Portage Avenue                      Information Officer                          Information Officer
        Winnipeg, Manitoba                      Investors Group Inc.                         Investors Group Inc.
        R3C 3B6 (business)
---------------------------------------------------------------------------------------------------------------------------------
        Donna L. Janovcik                       Assistant Secretary                          Assistant Secretary
        447 Portage Avenue                      Investors Group Inc.                         Investors Group Inc.
        Winnipeg, Manitoba
        R3C 3B6 (business)                      Assistant Secretary                          Assistant Secretary
                                                Investors Group Trustco Inc.                 Investors Group Trustco Inc.
---------------------------------------------------------------------------------------------------------------------------------
        Richard W. Irish                        Associate Secretary                          Associate Secretary
        447 Portage Avenue                      Investors Group Inc.                         Investors Group Inc.
        Winnipeg, Manitoba
        R3C 3B6 (business)
---------------------------------------------------------------------------------------------------------------------------------
        Wayne Stanley Walker                    Senior Officer                               Senior Officer
        447 Portage Avenue                      Investors Group Inc.                         Investors Group Inc.
        Winnipeg, Manitoba
        Canada                                  President, Chief Executive Officer and       President, Chief Executive
        R3C 3B6 (business)                      Director                                     Officer and Director
                                                Investors Group Trust Co. Ltd.               Investors Group Trust Co. Ltd.
---------------------------------------------------------------------------------------------------------------------------------
        Honourable Otto Lang, P.C., Q.C.        Chief Executive Officer                      Director
        570 - 444 St. Mary Avenue               Centra Gas                                   Investors Group Trust Co. Ltd.
        Winnipeg, Manitoba
        R3C 3T1 (business)

---------------------------------------------------------------------------------------------------------------------------------
        Sterling James McLeod                   Retired                                      Director
        447 Portage Avenue                                                                   Investors Group Trust Co. Ltd.
        Winnipeg, Manitoba
        Canada
        R3C 3B6 (business)

---------------------------------------------------------------------------------------------------------------------------------
        D.A.A. Ammeter                          Vice President, Financial Planning           Vice President, Financial
        447 Portage Avenue                      Investors Group Trustco Inc.                 Planning
        Winnipeg, Manitoba                                                                   Investors Group Trustco Inc.
        Canada
        R3C 3B6 (business)
---------------------------------------------------------------------------------------------------------------------------------
        J. Wiltshire                            Vice President, Marketing Investment         Vice President, Marketing
        447 Portage Avenue                      Products                                     Investment Products
        Winnipeg, Manitoba                      Investors Group Trustco Inc.                 Investors Group Trustco Inc.
        Canada
        R3C 3B6 (business)
---------------------------------------------------------------------------------------------------------------------------------
        S. Fitzhenry                            Vice President, Product Marketing            Vice President, Product
        447 Portage Avenue                      Investors Group Trustco Inc.                 Marketing
        Winnipeg, Manitoba                                                                   Investors Group Trustco Inc.
        Canada
        R3C 3B6 (business)
---------------------------------------------------------------------------------------------------------------------------------
        L. Perreault                            Vice President, Communications               Vice President,
        447 Portage Avenue                      Investors Group Trustco Inc.                 Communications
        Winnipeg, Manitoba                                                                   Investors Group Trustco Inc.
        Canada
        R3C 3B6 (business)
---------------------------------------------------------------------------------------------------------------------------------
        Brian Victor Jones                      Vice President,  Client Services             Vice President,  Client
        447 Portage Avenue                      Investors Group Trustco Inc.                 Services
        Winnipeg, Manitoba                                                                   Investors Group Trustco Inc.
        Canada                                  Vice-President
        R3C 3B6 (business)                      Investors Group Trust Co. Ltd.               Vice-President
                                                                                             Investors Group Trust Co. Ltd.
---------------------------------------------------------------------------------------------------------------------------------
        J.B. McKay                              Vice President,  Human Resources             Vice President,  Human Resources
        447 Portage Avenue                      Investors Group Trustco Inc.                 Investors Group Trustco Inc.
        Winnipeg, Manitoba
        Canada
        R3C 3B6 (business)
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
        A.J. Knowles                            Vice President, Training and                  Vice President,
        447 Portage Avenue                      Development                                   Training and Development
        Winnipeg, Manitoba                      Investors Group Trustco Inc.                  Investors Group Trustco Inc.
        Canada
        R3C 3B6 (business)
---------------------------------------------------------------------------------------------------------------------------------
        J. Hunek                                Vice President, Application Development       Vice President, Application
        447 Portage Avenue                      Services                                      Development Services
        Winnipeg, Manitoba                      Investors Group Trustco Inc.                  Investors Group Trustco Inc.
        Canada
        R3C 3B6 (business)
---------------------------------------------------------------------------------------------------------------------------------
        Rod DeVos                               Vice President, Financial Services            Vice President,
        447 Portage Avenue                      Systems                                       Financial Services Systems
        Winnipeg, Manitoba                      Investors Group Trustco Inc.                  Investors Group Trustco Inc.
        Canada
        R3C 3B6 (business)
---------------------------------------------------------------------------------------------------------------------------------
        Robert C. Murdoch                       Vice President,  Sales Automation             Vice President,  Sales
        447 Portage Avenue                      Investors Group Trustco Inc.                  Automation
        Winnipeg, Manitoba                                                                    Investors Group Trustco Inc.
        Canada
        R3C 3B6 (business)
---------------------------------------------------------------------------------------------------------------------------------
        David Cheop, Q.C.                       Vice President, Corporate Compliance          Vice President, Corporate
        447 Portage Avenue                      Investors Group Trustco Inc.                  Compliance
        Winnipeg, Manitoba                                                                    Investors Group Trustco Inc.
        Canada
        R3C 3B6 (business)
---------------------------------------------------------------------------------------------------------------------------------
        Craig Johnston                          Vice President, Internal Audit                Vice President,
        447 Portage Avenue                      Investors Group Trustco Inc.                  Internal Audit
        Winnipeg, Manitoba                                                                    Investors Group Trustco Inc.
        Canada
        R3C 3B6 (business)
---------------------------------------------------------------------------------------------------------------------------------
        Douglas E. Jones                        Assistant Secretary                           Assistant Secretary
        447 Portage Avenue                      Investors Group Trustco Inc.                  Investors Group Trustco Inc.
        Winnipeg, Manitoba
        Canada
        R3C 3B6 (business)
---------------------------------------------------------------------------------------------------------------------------------
        Donald J. MacDonald                     Assistant Secretary                           Assistant Secretary
        447 Portage Avenue                      Investors Group Trustco Inc.                  Investors Group Trustco Inc.
        Winnipeg, Manitoba
        Canada
        R3C 3B6 (business)
---------------------------------------------------------------------------------------------------------------------------------
        Betty Jane Wylie                        Author                                        Director
        R.R. #1                                                                               Investors Group Trust Co. Ltd.
        Mactier, Ontario
        P0C 1H0
---------------------------------------------------------------------------------------------------------------------------------
        Jean-Claude Bachand                     Lawyer                                        Director
        Suite 3900                              Byers Casgrain                                Investors Group Trust Co. Ltd.
        1, Place Ville-Marie
        Montreal, Quebec
        H3B 4M7 (business)
---------------------------------------------------------------------------------------------------------------------------------
        Roger George Joseph Blanchette          Treasurer                                     Treasurer
        447 Portage Avenue                      Investors Group Trustco Inc.                  Investors Group Trustco Inc.
        Winnipeg, Manitoba
        Canada                                  Vice-President and Treasurer                  Vice-President and Treasurer
        R3C 3B6 (business)                      Investors Group Trust Co. Ltd.                Investors Group Trust Co. Ltd.
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
        Audrey Joan Penner                      Assistant Secretary                           Assistant Secretary
        447 Portage Avenue                      Investors Group Trustco Inc.                  Investors Group Trustco Inc.
        Winnipeg, Manitoba
        Canada                                  Secretary                                     Secretary
        R3C 3B6 (business)                      Investors Group Trust Co. Ltd.                Investors Group Trust Co. Ltd.
---------------------------------------------------------------------------------------------------------------------------------
        William Donald Chornous                 Vice-President, Portfolio Manager             Vice-President, Portfolio
        447 Portage Avenue                      I.G. Investment Management, Ltd.              Manager
        Winnipeg, Manitoba                                                                    I.G. Investment Management,
        Canada                                                                                Ltd.
        R3C 3B6 (business)
---------------------------------------------------------------------------------------------------------------------------------
        Tighe Alan McManus                      Vice-President, Portfolio Manager             Vice-President, Portfolio
        447 Portage Avenue                      I.G. Investment Management, Ltd.              Manager
        Winnipeg, Manitoba                                                                    I.G. Investment Management,
        Canada                                                                                Ltd.
        R3C 3B6 (business)
---------------------------------------------------------------------------------------------------------------------------------
        Geoff Barth                             Vice-President, Portfolio Manager             Vice-President, Portfolio
        447 Portage Avenue                      I.G. Investment Management, Ltd.              Manager
        Winnipeg, Manitoba                                                                    I.G. Investment Management,
        Canada                                                                                Ltd.
        R3C 3B6 (business)
---------------------------------------------------------------------------------------------------------------------------------
        Paul Hancock                            Vice-President, Portfolio Manager             Vice-President, Portfolio
        447 Portage Avenue                      I.G. Investment Management, Ltd.              Manager
        Winnipeg, Manitoba                                                                    I.G. Investment Management,
        Canada                                                                                Ltd.
        R3C 3B6 (business)
---------------------------------------------------------------------------------------------------------------------------------
        Jeff Hall                               Vice-President, Portfolio Manager             Vice-President, Portfolio
        447 Portage Avenue                      I.G. Investment Management, Ltd.              Manager
        Winnipeg, Manitoba                                                                    I.G. Investment Management,
        Canada                                                                                Ltd.
        R3C 3B6 (business)
---------------------------------------------------------------------------------------------------------------------------------
        Donald Bruce Smith                      Vice-President, Mortgages                     Vice-President, Mortgages
        447 Portage Avenue                      I.G. Investment Management, Ltd.              I.G. Investment Management,
        Winnipeg, Manitoba                                                                    Ltd.
        Canada
        R3C 3B6 (business)
---------------------------------------------------------------------------------------------------------------------------------
        Murray James Mitchell                   Vice-President, Real Estate and Portfolio     Vice-President, Real Estate and
        447 Portage Avenue                      Manager                                       Portfolio Manager
        Winnipeg, Manitoba                      I.G. Investment Management, Ltd.              I.G. Investment Management,
        Canada                                                                                Ltd.
        R3C 3B6 (business)
---------------------------------------------------------------------------------------------------------------------------------
        Michele Helen Peterson                  Vice-President, Mortgages, Ontario Region     Vice-President, Mortgages,
        Suite 210                               I.G. Investment Management, Ltd.              Ontario Region
        200 Yorkland Blvd                                                                     I.G. Investment Management,
        Toronto  ON                                                                           Ltd.
        M2J 5C1
---------------------------------------------------------------------------------------------------------------------------------
        Edwin Reinhold Buss                     Treasurer- Securities                         Treasurer- Securities
        447 Portage Avenue                      I.G. Investment Management, Ltd.              I.G. Investment Management,
        Winnipeg, Manitoba                                                                    Ltd.
        Canada
        R3C 3B6 (business)
---------------------------------------------------------------------------------------------------------------------------------
        Allister Lawson Gunson                  Assistant Secretary                           Assistant Secretary
        447 Portage Avenue                      Investors Group Trust Co. Ltd.                Investors Group Trust Co. Ltd.
        Winnipeg, Manitoba
        Canada                                  Assistant Secretary                           Assistant Secretary
        R3C 3B6 (business)                      Investors Group Trustco Inc.                  Investors Group Trustco Inc.

                                                Assistant Secretary                           Assistant Secretary
                                                I.G. Investment Management, Ltd.              I.G. Investment Management,
                                                                                              Ltd.
---------------------------------------------------------------------------------------------------------------------------------

Exhibit A

                             Joint Filing Agreement
                             ----------------------

                 In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on
Schedule 13D (including amendments thereto) with respect to the Class A Common Stock, $.01 par value, of Intimate Brands, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

                 IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 18th day of December, 1998.


                                  INVESTORS GROUP INC.



                                  By:     /s/ Edwin R. Buss
                                          --------------------------
                                          Edwin R. Buss, as
                                          Attorney-in-Fact for
                                          Hugh Sanford Riley,
                                          President and Chief
                                          Executive Officer of
                                          Investors Group Inc.

                                  INVESTORS GROUP TRUSTCO INC.



                                  By:     /s/ Edwin R. Buss
                                          --------------------------
                                          Edwin R. Buss, as
                                          Attorney-in-Fact for
                                          Richard Elliott Archer,
                                          President of
                                          Investors Group Trustco Inc.

                                  INVESTORS GROUP TRUST CO. LTD.



                                  By:     /s/ Edwin R. Buss
                                          --------------------------
                                          Edwin R. Buss, as
                                          Attorney-in-Fact for
                                          Wayne Stanley Walker,
                                          President and Chief Executive Officer
                                          Investors Group Trust Co. Ltd.

                                  I.G. INVESTMENT MANAGEMENT, LTD.



                                  By:     /s/ Edwin R. Buss
                                          --------------------------
                                          Edwin R. Buss, as
                                          Attorney-in-Fact for
                                          Richard Elliott Archer,
                                          President of
                                          I.G. Investment Management, Ltd.

                             POOLED EQUITY FUND



                             By:     /s/ Edwin R. Buss
                                     --------------------------
                                     Edwin R. Buss,
                                     as Attorney-in-Fact for
                                     Wayne Stanley Walker,
                                     President and Chief Executive Officer of
                                     Investors Group Trust Co. Ltd.,
                                     as Trustee for
                                     Pooled Equity Fund

                             INVESTORS MUTUAL OF CANADA



                             By:     /s/ Edwin R. Buss
                                     --------------------------
                                     Edwin R. Buss,
                                     as Attorney-in-Fact for
                                     Wayne Stanley Walker,
                                     President and Chief Executive Officer of
                                     Investors Group Trust Co. Ltd.,
                                     as Trustee for
                                     Investors Mutual of Canada

                             INVESTORS RETIREMENT MUTUAL FUND



                             By:     /s/ Edwin R. Buss
                                     --------------------------
                                     Edwin R. Buss,
                                     as Attorney-in-Fact for
                                     Wayne Stanley Walker,
                                     President and Chief Executive Officer of
                                     Investors Group Trust Co. Ltd.,
                                     as Trustee for
                                     Investors Retirement Mutual Fund

                             INVESTORS CANADIAN SMALL CAP FUND



                             By:     /s/ Edwin R. Buss
                                     --------------------------
                                     Edwin R. Buss,
                                     as Attorney-in-Fact for
                                     Wayne Stanley Walker,
                                     President and Chief Executive Officer of
                                     Investors Group Trust Co. Ltd.,
                                     as Trustee for
                                     Investors Canadian Small Cap Fund

                               INVESTORS NORTH AMERICAN GROWTH FUND



                               By:     /s/ Edwin R. Buss
                                       --------------------------
                                       Edwin R. Buss,
                                       as Attorney-in-Fact for
                                       Wayne Stanley Walker,
                                       President and Chief Executive Officer of
                                       Investors Group Trust Co. Ltd.,
                                       as Trustee for
                                       Investors North American Growth Fund

                               INVESTORS SPECIAL FUND



                               By:     /s/ Edwin R. Buss
                                       --------------------------
                                       Edwin R. Buss,
                                       as Attorney-in-Fact for
                                       Wayne Stanley Walker,
                                       President and Chief Executive Officer of
                                       Investors Group Trust Co. Ltd.,
                                       as Trustee for
                                       Investors Special Fund

Exhibit B
                               Power of Attorney
                               -----------------

                 KNOW ALL MEN BY THESE PRESENTS, THAT I, Hugh Sanford Riley, President and Chief Executive Officer of Investors Group Inc., have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M.R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Group Inc. any and all statements on Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

                 IN WITNESS WHEREOF, I have hereunto set my hand and seal this 4th day of December, 1998.


                                 /s/     Hugh Sanford Riley
                                 ----------------------------------------------
                                         Hugh Sanford Riley


                 BE IT KNOWN, that on this 4th day of December, 1998, before me Douglas E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Hugh Sanford Riley, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

                 IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                 /s/     Douglas E. Jones
                                 ----------------------------------------------
                                         Notary Public

Exhibit C
                               Power of Attorney
                               -----------------

                 KNOW ALL MEN BY THESE PRESENTS, THAT I, Richard Elliot Archer, President of Investors Group Trustco Inc., have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M.R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Group Trustco Inc. any and all statements on Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

                 IN WITNESS WHEREOF, I have hereunto set my hand and seal this 4th day of December, 1998.


                                 /s/     Richard Elliot Archer
                                 ----------------------------------------------
                                         Richard Elliot Archer


                 BE IT KNOWN, that on this 4th day of December, 1998, before me Douglas E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Richard Elliot Archer, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

                 IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                 /s/     Douglas E. Jones
                                 ----------------------------------------------
                                         Notary Public

Exhibit D
                               Power of Attorney
                               -----------------

                 KNOW ALL MEN BY THESE PRESENTS, THAT I, Wayne Stanley Walker, President and Chief Executive Officer of Investors Group Trust Co. Ltd., have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M.R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Group Trust Co. Ltd. any and all statements on Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

                 IN WITNESS WHEREOF, I have hereunto set my hand and seal this 4th day of December, 1998.


                                      /s/     Wayne Stanley Walker
                                      -----------------------------------------
                                              Wayne Stanley Walker


                 BE IT KNOWN, that on this 4th day of December, 1998, before me Douglas E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Wayne Stanley Walker, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

                 IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                      /s/     Douglas E. Jones
                                      -----------------------------------------
                                              Notary Public

Exhibit E
                               Power of Attorney
                               -----------------

                 KNOW ALL MEN BY THESE PRESENTS, THAT I, Richard Elliot Archer, President of I.G. Investment Management, Ltd., have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M.R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of I.G. Investment Management, Ltd. any and all statements on Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

                 IN WITNESS WHEREOF, I have hereunto set my hand and seal this 4th day of December, 1998.


                                      /s/     Richard Elliot Archer
                                      -----------------------------------------
                                              Richard Elliot Archer


                 BE IT KNOWN, that on this 4th day of December, 1998, before me Douglas E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Richard Elliot Archer, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

                 IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                      /s/     Douglas E. Jones
                                      -----------------------------------------
                                              Notary Public

Exhibit F
                               Power of Attorney
                               -----------------

                 KNOW ALL MEN BY THESE PRESENTS, THAT I, Wayne Stanley Walker, President and Chief Executive Officer of Investors Group Trust Co. Ltd., as Trustee for Pooled Equity Fund, have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M.R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Pooled Equity Fund any and all statements on Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

                 IN WITNESS WHEREOF, I have hereunto set my hand and seal this 4th day of December, 1998.


                                    /s/     Wayne Stanley Walker
                                    ----------------------------------
                                            Wayne Stanley Walker


                 BE IT KNOWN, that on this 4th day of December, 1998, before me Douglas E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Wayne Stanley Walker, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

                 IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                    /s/     Douglas E. Jones
                                    ----------------------------------
                                            Notary Public

Exhibit G
                               Power of Attorney
                               -----------------

                 KNOW ALL MEN BY THESE PRESENTS, THAT I, Wayne Stanley Walker, President and Chief Executive Officer of Investors Group Trust Co. Ltd., as Trustee for Investors Mutual of Canada, have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M.R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Mutual of Canada any and all statements on Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

                 IN WITNESS WHEREOF, I have hereunto set my hand and seal this 4th day of December, 1998.


                                     /s/     Wayne Stanley Walker
                                     ----------------------------------
                                             Wayne Stanley Walker


                 BE IT KNOWN, that on this 4th day of December, 1998, before me Douglas E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Wayne Stanley Walker, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

                 IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                     /s/     Douglas E. Jones
                                     ----------------------------------
                                             Notary Public

Exhibit H
                               Power of Attorney
                               -----------------

                 KNOW ALL MEN BY THESE PRESENTS, THAT I, Wayne Stanley Walker, President and Chief Executive Officer of Investors Group Trust Co. Ltd., as Trustee for Investors Retirement Mutual Fund, have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M.R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Retirement Mutual Fund any and all statements on Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

                 IN WITNESS WHEREOF, I have hereunto set my hand and seal this 4th day of December, 1998.


                                      /s/     Wayne Stanley Walker
                                      ----------------------------------
                                              Wayne Stanley Walker


                 BE IT KNOWN, that on this 4th day of December, 1998, before me Douglas E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Wayne Stanley Walker, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

                 IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                       /s/     Douglas E. Jones
                                       ----------------------------------
                                               Notary Public

Exhibit I
                               Power of Attorney
                               -----------------

                 KNOW ALL MEN BY THESE PRESENTS, THAT I, Wayne Stanley Walker, President and Chief Executive Officer of Investors Group Trust Co. Ltd., as Trustee for Investors Canadian Small Cap Fund, have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M.R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Canadian Small Cap Fund any and all statements on Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

                 IN WITNESS WHEREOF, I have hereunto set my hand and seal this 4th day of December, 1998.


                                    /s/     Wayne Stanley Walker
                                    ----------------------------------
                                            Wayne Stanley Walker


                 BE IT KNOWN, that on this 4th day of December, 1998, before me Douglas E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Wayne Stanley Walker, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

                 IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                   /s/     Douglas E. Jones
                                   -----------------------------------
                                           Notary Public

Exhibit J
                               Power of Attorney
                               -----------------

                 KNOW ALL MEN BY THESE PRESENTS, THAT I, Wayne Stanley Walker, President and Chief Executive Officer of Investors Group Trust Co. Ltd., as Trustee for Investors North American Growth Fund, have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M.R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors North American Growth Fund any and all statements on Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

                 IN WITNESS WHEREOF, I have hereunto set my hand and seal this 4th day of December, 1998.


                                          /s/     Wayne Stanley Walker
                                          ----------------------------------
                                                  Wayne Stanley Walker


                 BE IT KNOWN, that on this 4th day of December, 1998, before me Douglas E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Wayne Stanley Walker, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

                 IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                        /s/     Douglas E. Jones
                                        ------------------------------------
                                                Notary Public

Exhibit K
                               Power of Attorney
                               -----------------

                 KNOW ALL MEN BY THESE PRESENTS, THAT I, Wayne Stanley Walker, President and Chief Executive Officer of Investors Group Trust Co. Ltd., as Trustee for Investors Special Fund, have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M.R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Special Fund any and all statements on Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

                 IN WITNESS WHEREOF, I have hereunto set my hand and seal this 4th day of December, 1998.


                                        /s/     Wayne Stanley Walker
                                        ----------------------------------
                                                Wayne Stanley Walker


                 BE IT KNOWN, that on this 4th day of December, 1998, before me Douglas E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Wayne Stanley Walker, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

                 IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                        /s/     Douglas E. Jones
                                        ----------------------------------
                                                Notary Public